March 10, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kari Jin, Division of Corporation Finance

Re:	Aruba Networks, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2008
Filed October 7, 2008
Form 10-Q for the Quarter Ended October 31, 2008
Filed December 10, 2008
Definitive Proxy Statement on Schedule 14A
Filed November 25, 2008
File no. 1-33347
Ladies and Gentlemen:
     On behalf of Aruba Networks, Inc. (the “Company”), we respectfully inform the staff of the Securities and Exchange Commission (the “Staff”) that the Company needs an extension of time to respond to the Staff’s comments received by letter dated February 27, 2009, relating to the above-referenced filings (the “Comment Letter”).
     The Company is working expeditiously to provide thorough responses to the Comment Letter and currently anticipates submitting a response to the Comment Letter on or before March 20, 2009.
     Please do not hesitate to contact me at (650) 565-3969 with any concerns you may have regarding the timetable described above. Thank you for your consideration.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Jon C. Avina
Jon C. Avina, Esq.

cc:	Alexa King, Esq. Aruba Networks, Inc. Vice President and General Counsel